News Release Communiqué de Pressee

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New Discovery in the Mer Très Profonde Sud Ultra-Deep Offshore Block
in the Congo
Paris, November 16, 2007 — Total announces a new oil discovery in the ultra-deep offshore Mer Très Profonde Sud (MTPS) block, which lies approximately 185 kilometres offshore the Republic of the Congo in a water depth of 2,120 metres.
Drilled to a total depth of 4,110 metres, the Persée Nord Est Marine-1 discovery well found six oil reservoir levels in the Miocene.
Following Andromède in 2000, Pégase Nord in 2004, Aurige Nord in 2006 and Cassiopée Est in 2007, this new drilling success is the fifth oil discovery in the MTPS permit. It strengthens Total’s exploration strategy in the Republic of the Congo, aimed at building an economically viable development cluster in this ultra-deepwater permit.
Field development studies for the cluster will begin once the related resources are assessed.
Awarded in May 1997, the MTPS block extends over more than 5,000 square kilometres, with water depths ranging from 1,300 to 3,000 metres. Through its subsidiary Total E&P Congo, Total is the operator with a 40% interest, alongside partners ENI Congo (30%) and Esso Exploration and Production Congo (Mer Très Profonde Sud) Limited (30%).
Total in the Congo
Present in the Republic of the Congo since 1968, Total has operated half of the exploration wells drilled in the Congo, brought 11 of the 17 producing fields on stream and discovered 65% of the initially identified reserves. The Kikouala, Yangga, Sendji and Tchibouela developments drove the ramp-up of production in the country in the 1980s. This positive momentum was sustained over the following decade with a very active exploration strategy and continuous investment in developing new shallow offshore fields. The Nkossa field, with the largest concrete barge FPU ever built, was brought on stream in 1996, marking a major milestone for Total (operator, 53.5%) in terms of production growth in Congo.
In recent years, Total has leveraged its comprehensive expertise to enhance recovery from mature fields and stem their natural decline. It has also successfully accessed deepwater reservoirs and will bring the Congo’s first deep offshore field, Moho-Bilondo, on stream in 2008. Operated by Total with a 53.5% interest, the field is expected to produce roughly 90,000 barrels in 100% per day at plateau. In addition, Total is continuing work to appraise three oil reservoirs discovered in the northern area of the Moho-Bilondo permit in spring 2007.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com